Federated Hermes, Inc. 1001 Liberty Avenue Pittsburgh, PA 15222-3779

April 26, 2021

Passport Research, Ltd.

12555 Manchester Road St. Louis,

MO 63131

Attn: General Counsel

Edward Jones Money Market Fund

12555 Manchester Road

St. Louis, MO 63131

Attn: Secretary

Re: Voluntary Fee Waiver

To Whom it May Concern:

This letter sets forth the terms under which Federated Investment Management Company (“FIMC”) and Federated Administrative Services (“FAS”) (FIMC and FAS collectively, “Federated”) will voluntarily waive a portion of the aggregate annual fee (the “Fee”) earned by Federated pursuant to that certain Amended and Restated Sub-Advisory and Sub-Administration Agreement dated July 16,, 2020 (the “Agreement”) among FIMC, FAS, Edward Jones Money Market Fund (solely for purposes of the payment of compensation pursuant to the Agreement) (the “Fund”) and Passport Research, Ltd. (the “Adviser”).

As set forth in the Agreement, the monthly Fee is accrued daily and paid on the first business day of the succeeding month at an annual rate of 4 basis points (bps) (0.04%) on the average daily net asset value of the Fund. In order to assist the Adviser in its efforts to maintain a positive distribution yield of 1bp for the Fund during the current low yield environment, effective as of April 1, 2021, Federated agrees to waive its present and future entitlement to a portion of the Fee as described below:

•	On a daily basis, the Fund records Advisory, 12b-1, Shareholder Servicing and Transfer Agent fee waivers (“Cumulative Fee Waiver”) to ensure a 1bp distribution yield to shareholders.

•

The Adviser will provide Federated monthly reporting reflecting a daily distribution yield of 1bp and a report outlining the Cumulative Fee Waiver incurred by the Adviser, Edward D. Jones & Co., L.P. (“EDJ”) and Federated.

•

The allocation of any fee waiver to Federated will be determined on a monthly basis but only after the Adviser has waived and/or reimbursed all of its advisory fees and EDJ has waived and/or reimbursed all of its 12b-1 fees, Shareholder Servicing fees and Transfer Agent fees.

•

If the monthly Cumulative Fee Waiver amount is greater than the fees earned by the Adviser and EDJ, then the remaining amount of fee waivers will be borne by Federated, subject to a maximum waiver cap of 3bps on the average daily net asset value of the Fund.

Example 1: If the monthly Cumulative Fee Waiver is $1M and the combined Adviser and EDJ fee revenue is $1.1M, then the Adviser and EDJ will be responsible for the entire Cumulative Fee Waiver amount of $1M

Example 2: If the monthly Cumulative Fee Waiver is $1M and the combined Adviser and EDJ fee revenue is $900K, then the Adviser and EDJ will be responsible for $900K of the Cumulative Fee Waiver amount, and Federated will be responsible for the remainder Cumulative Fee Waiver amount of $100k, subject to a maximum waiver cap of 3bps on the average daily net asset value of the Fund.

Federated agrees to maintain the voluntary Fee waiver until (i) the Federal Reserve raises the Federal funds interest rate to a range of 0.25% to 0.50%, at which point the voluntary waiver shall terminate; or (ii) such earlier date that the parties agree in writing to terminate or renegotiate the terms of the voluntary waiver.

Except as expressly provided herein, the Agreement remains in full force and effect without any modification, amendment or change.

Please confirm your acknowledgement and agreement with the terms of this letter by signing below.

Very truly yours,

FEDERATED INVESTMENT MANAGEMENT COMPANY

By:	John B. Fisher

John B. Fisher
Title: President

FEDERATED ADMINISTRATIVE SERVICES

By:	Peter Germain

Peter Germain
Title: President

ACKNOWLEDGED AND AGREED as of the date first stated above.

PASSPORT RESEARCH, LTD.

By:	Tom Kersting
Tom Kersting
President

EDWARD JONES MONEY MARKET FUND

By:	Julius Drelick
Julius Drelick
President

Cc:	Scott Richardson, Edward D. Jones & Co., L.P.

Kary Moore, Federated Hermes, Inc.

Frank Senchak, Federated Hermes, Inc.